Exhibit (a)(5)(B)

BIMINI CAPITAL MANAGEMENT Announces the Adjusted Price Range AND EXTENSION
of its Tender Offer TO purchase up to $2.2 million in value of shares of its class a common stock

VERO BEACH, Fla., (June 4, 2021) — Bimini Capital Management, Inc. (OTCQB: BMNM) (“Bimini Capital”) announced today that it has adjusted the price range of its “modified Dutch auction” tender offer (the “Offer”) to purchase, for cash, up to $2.2 million of shares of its Class A common stock, par value $0.001 per share (CUSIP numbers: 090319401, 090319708 and 090319807) (the “Class A Common Stock”) at a price per share not greater than $1.85 and not less than $1.65, less any applicable withholding taxes and without interest. The aggregate Offer purchase price of up to $2.2 million remains unchanged. In addition, Bimini Capital announced that it has adjusted the expiration date of the Offer to 5:00 p.m., New York City time, on July 2, 2021, unless the offer is extended or withdrawn. The full terms and conditions of the Offer are discussed in the Offer to Purchase, dated May 27, 2021 (as amended and supplemented to the date hereof, “Offer to Purchase”), and the associated Letter of Transmittal and other materials relating to the Offer that Bimini Capital initially filed on May 27, 2021 (each as amended) with the Securities and Exchange Commission (the “SEC”).

When the Offer expires, Bimini Capital will determine the lowest price per Share (in increments of $0.05) within the range of prices specified above that will enable it to purchase the maximum number of shares of Class A Common Stock having an aggregate purchase price not exceeding $2.2 million (such purchase price, the “Final Purchase Price”). All shares purchased in the Offer will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders. If the Offer is fully subscribed, Bimini Capital would repurchase between 10.2% and 11.5% of its issued and outstanding Class A Common Stock as of May 26, 2021, depending on the purchase price payable in the Offer. In addition, in the event that shares are properly tendered at or below the purchase price (and not properly withdrawn) having an aggregate purchase price of more than $2.2 million, Bimini Capital may exercise its right to purchase up to an additional 2% of its outstanding shares of Class A Common Stock without extending the expiration date.

All tenders of shares made prior to Bimini Capital’s announcement of the amendment of the price range of the Offer on June 4, 2021 are no longer valid. Accordingly, stockholders who have previously tendered Shares by completing and returning the original Letter of Transmittal filed on May 27, 2021, including stockholders who checked the box captioned “Class A Shares Tendered at Price Determined Under the Offer” in the original Letter of Transmittal, and who still wish to participate in the Offer, will be required to retender their Shares as provided for in the amended and restated Offer to Purchase, the amended and restated Letter of Transmittal and the amended and restated Notice of Guaranteed Delivery.

Tenders of shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to the expiration of the Offer. In addition, unless Bimini Capital has already accepted a stockholder’s tendered shares for payment, a stockholder may withdraw tendered shares at any time after 12:00 midnight, New York City time, on July 23, 2021, the fortieth business day after the commencement of the Offer.

The Offer is not contingent on the receipt of financing or any minimum value of shares being tendered. The Offer will, however, be subject to other conditions, which are disclosed in the Offer to Purchase. Bimini Capital believes that a “modified Dutch auction” tender offer is an efficient mechanism that will provide stockholders with the opportunity to tender all or a portion of their shares of Class A Common Stock.

Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) is serving as the information agent and depositary for the Offer. There is no dealer manager for the Offer. Any questions or requests for assistance in tendering shares of Class A Common Stock in the Offer should be directed to Broadridge at (855) 793-5068.

Bimini Capital’s board of directors has authorized the Offer. However, none of Bimini Capital, any member of its board of directors, the information agent or the depositary makes any recommendation as to whether any stockholder should tender or refrain from tendering shares of Class A Common Stock in the Offer or as to the price or prices at which the stockholders may choose to tender their shares in the Offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their financial and tax advisors and read carefully and evaluate the information in the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the reasons for the Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Class A Common Stock. The Offer will be made pursuant to the Offer to Purchase and the related Letter of Transmittal that Bimini Capital has filed or will file with the SEC as a part of a tender offer statement on Schedule TO and that Bimini Capital will distribute to holders of its Class A Common Stock, as may be amended or supplemented. Holders of Class A Common Stock may obtain a free copy of the Schedule TO, Offer to Purchase and related Letter of Transmittal from the SEC’s website at www.sec.gov. These documents contain important information about the Offer. Holders of Class A Common Stock are urged to read them carefully.

About Bimini Capital Management, Inc.

Bimini Capital Management, Inc. invests primarily in, but is not limited to investing in, residential mortgage-related securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae). Its objective is to earn returns on the spread between the yield on its assets and its costs, including the interest expense on the funds it borrows. In addition, Bimini Capital generates a significant portion of its revenue serving as the manager of Orchid Island Capital, Inc.

Forward Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements are based on Bimini Capital’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein. Additional information about the factors that may affect Bimini Capital’s operations is set forth in Bimini Capital’s current and periodic reports filed with the SEC, including Bimini Capital’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Item 1A. RISK FACTORS” in Bimini Capital’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 15, 2021. The forward-looking statements in this communication are based on information available to Bimini Capital as of the date hereof.

Except as required by law, Bimini Capital undertakes no obligation to update or revise the information contained in this press release or any other forward-looking statement, whether written or oral, that may be made as a result of new information, future events or otherwise.

For more information, contact:

Broadridge Corporate Issuer Solutions, Inc.

Toll Free: (855) 793-5068

Bimini Capital Management, Inc.

Robert E. Cauley, 772-231-1400

Chairman and Chief Executive Officer

www.biminicapital.com